SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549
______________

SCHEDULE 13D/A
(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
RULE 13d-2(a)

(Amendment No. 3)1

Ciber, Inc.
(Name of Issuer)

Common Stock, par value $0.01 per share
(Title of Class of Securities)

17163B102
(CUSIP Number)

JEFFREY E. EBERWEIN
LONE STAR VALUE MANAGEMENT, LLC
53 Forest Avenue, 1st Floor
Old Greenwich, Connecticut 06870
(203) 489-9500

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

May 4, 2017
(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box ☐.

Note.  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See Rule 13d-7 for other parties to whom copies are to be sent.
(Continued on following pages)

1     The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.
The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO. 17163B102

1	NAME OF REPORTING PERSONS LONE STAR VALUE CO-INVEST I, LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*(a) (b)☒
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)
6	CITIZENSHIP OR PLACE OF ORGANIZATION DELAWARE
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 276,000
	8	SHARED VOTING POWER - 0 -
	9	SOLE DISPOSITIVE POWER 276,000
	10	SHARED DISPOSITIVE POWER - 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 276,000
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) Less than 1%
14	TYPE OF REPORTING PERSON PN

CUSIP NO. 17163B102

1	NAME OF REPORTING PERSONS LONE STAR VALUE INVESTORS, LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*(a) (b)☒
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)
6	CITIZENSHIP OR PLACE OF ORGANIZATION DELAWARE
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 1,766,666
	8	SHARED VOTING POWER - 0 -
	9	SOLE DISPOSITIVE POWER 1,766,666
	10	SHARED DISPOSITIVE POWER - 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,766,666
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 2.2%
14	TYPE OF REPORTING PERSON PN

CUSIP NO. 17163B102

1	NAME OF REPORTING PERSONS LONE STAR VALUE INVESTORS GP, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*(a) (b)☒
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)
6	CITIZENSHIP OR PLACE OF ORGANIZATION DELAWARE
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 2,042,666
	8	SHARED VOTING POWER - 0 -
	9	SOLE DISPOSITIVE POWER 2,042,666
	10	SHARED DISPOSITIVE POWER - 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,042,666
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 2.5%
14	TYPE OF REPORTING PERSON OO

CUSIP NO. 17163B102

1	NAME OF REPORTING PERSONS LONE STAR VALUE MANAGEMENT, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*(a) (b)☒
3	SEC USE ONLY
4	SOURCE OF FUNDS AF, OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)
6	CITIZENSHIP OR PLACE OF ORGANIZATION CONNECTICUT
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 2,142,475
	8	SHARED VOTING POWER - 0 -
	9	SOLE DISPOSITIVE POWER 2,142,475
	10	SHARED DISPOSITIVE POWER - 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,142,475
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 2.6%
14	TYPE OF REPORTING PERSON OO

CUSIP NO. 17163B102

1	NAME OF REPORTING PERSONS JEFFREY E. EBERWEIN
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*(a) (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)
6	CITIZENSHIP OR PLACE OF ORGANIZATION USA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 2,142,475
	8	SHARED VOTING POWER -0-
	9	SOLE DISPOSITIVE POWER 2,142,475
	10	SHARED DISPOSITIVE POWER -0-
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,142,475
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 2.6%
14	TYPE OF REPORTING PERSON IN

CUSIP NO. 17163B102

1	NAME OF REPORTING PERSONS AMERI HOLDINGS, INC.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*(a) (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)
6	CITIZENSHIP OR PLACE OF ORGANIZATION DELAWARE
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER -0-
	8	SHARED VOTING POWER -0-
	9	SOLE DISPOSITIVE POWER -0-
	10	SHARED DISPOSITIVE POWER -0-
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON -0-
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0%
14	TYPE OF REPORTING PERSON CO

CUSIP NO. 17163B102

1	NAME OF REPORTING PERSONS AMERI AND PARTNERS INC.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*(a) (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)
6	CITIZENSHIP OR PLACE OF ORGANIZATION DELAWARE
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER -0-
	8	SHARED VOTING POWER -0-
	9	SOLE DISPOSITIVE POWER -0-
	10	SHARED DISPOSITIVE POWER -0-
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON -0-
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0%
14	TYPE OF REPORTING PERSON CO

CUSIP NO. 17163B102

1	NAME OF REPORTING PERSONS ROBERT G. PEARSE
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*(a) (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)
6	CITIZENSHIP OR PLACE OF ORGANIZATION USA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 20,000
	8	SHARED VOTING POWER -0-
	9	SOLE DISPOSITIVE POWER 20,000
	10	SHARED DISPOSITIVE POWER -0-
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 20,000
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) Less than 1%
14	TYPE OF REPORTING PERSON IN

CUSIP NO. 17163B102

1	NAME OF REPORTING PERSONS DHRUWA N. RAI
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*(a) (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)
6	CITIZENSHIP OR PLACE OF ORGANIZATION USA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 900
	8	SHARED VOTING POWER -0-
	9	SOLE DISPOSITIVE POWER 900
	10	SHARED DISPOSITIVE POWER -0-
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 900
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) Less than 1%
14	TYPE OF REPORTING PERSON IN

The following constitutes Amendment No. 3 ("Amendment No. 3") to the Schedule 13D filed by the undersigned on February 9, 2017 (the "Schedule 13D"). This Amendment No. 3 amends the Schedule 13D as specifically set forth herein.

Item 2.     Identity and Background.

Item 2 is hereby amended to add the following:.

In connection with the withdrawal of the Reporting Persons' consent solicitation, as described in further detail in Item 4 below, the Reporting Persons have terminated that certain Joint Filing and Solicitation Agreement, dated March 9, 2017, and the Reporting Persons other than Lone Star Value Investors, Lone Star Value GP, Lone Star Value Management and Mr. Eberwein are no longer members of a Section 13(d) group and shall cease to be Reporting Persons immediately after the filing of this Amendment No. 3.

The remaining Reporting Persons will continue filing statements on Schedule 13D with respect to their beneficial ownership of securities of the Issuer to the extent required by applicable law.

Item 3.    Source and Amount of Funds or Other Consideration.

Item 3 is hereby amended and restated to read as follows:

The Shares purchased by Lone Star Value Co-Invest, purchased by Lone Star Value Investors and held in the Separately Managed Account were purchased with working capital (which may, at any given time, include margin loans made by brokerage firms in the ordinary course of business) in open market purchases, as set forth in Schedule B, which is incorporated by reference herein.  The aggregate purchase price of the 276,000 Shares beneficially owned by Lone Star Value Co-Invest is approximately $144,000, including brokerage commissions. The aggregate purchase price of the 1,766,666 Shares beneficially owned by Lone Star Value Investors is approximately $1,141,266, including brokerage commissions. The aggregate purchase price of the 99,809 Shares held in the Separately Managed Account is approximately $339,628, including brokerage commissions.  The aggregate purchase price of the 20,000 Shares beneficially owned by Mr. Pearse is approximately $70,494, including brokerage commissions. The aggregate purchase price of the 900 Shares beneficially owned by Mr. Rai is approximately $1,215, including brokerage commissions.

Item 4.     Purpose of Transaction.

Item 4 is hereby amended to add the following:

On May 4, 2017, the Shareholder Group withdrew its nomination of director candidates for election to the Issuer's Board of Directors.

Item 5.     Interest in Securities of the Issuer.

Item 5 is hereby amended and restated to read as follows:

The aggregate percentage of Shares reported owned by each person named herein is based upon 81,646,269 Shares outstanding as of November 4, 2016, which is the total number of Shares reported outstanding in the Issuer's Quarterly Report on Form 10-Q, filed with the Securities and Exchange Commission on November 9, 2017.

A.	Lone Star Value Co-Invest
(a)	As of the close of business on May 8, 2017, Lone Star Value Co-Invest beneficially owned 276,000 Shares.
Percentage: Less than 1%
(b)
1. Sole power to vote or direct vote: 276,000
2. Shared power to vote or direct vote: 0
3. Sole power to dispose or direct the disposition:276,000
 4. Shared power to dispose or direct the disposition: 0

(c)	The transactions in the Shares by Lone Star Value Co-Invest within the last 60 days are set forth in Schedule B and are incorporated herein by reference.
B.	Lone Star Value Investors
(a)	As of the close of business on May 8, 2017, Lone Star Value Investors beneficially owned 1,766,666 Shares.
Percentage: Approximately 2.2%
(b)
1. Sole power to vote or direct vote: 1,766,666
2. Shared power to vote or direct vote: 0
3. Sole power to dispose or direct the disposition: 1,766,666
 4. Shared power to dispose or direct the disposition: 0

(c)	The transactions in the Shares by Lone Star Value Co-Invest within the past 60 days are set forth in Schedule B and are incorporated herein by reference.

C.	Lone Star Value GP
(a)
Lone Star Value GP, as the general partner of Lone Star Value Investors, may be deemed the beneficial owner of the aggregate 2,042,666 Shares owned by Lone Star Value Co-Invest and Lone Star Value Investors.

Percentage: Approximately 2.5%
(b)
1. Sole power to vote or direct vote: 2,042,666
2. Shared power to vote or direct vote: 0
3. Sole power to dispose or direct the disposition: 2,042,666
4. Shared power to dispose or direct the disposition: 0

(c)
Lone Star Value GP has not entered into any transactions in the Shares within the last 60 days. The transactions in the Shares within the past 60 days on behalf of Lone Star Value Co-Invest and Lone Star Value Investors are set forth in Schedule B and are incorporated herein by reference.

D.	Lone Star Value Management
(a)
As of the close of business on May 8, 2017, 99,809 Shares were held in the Separately Managed Account. Lone Star Value Management, as the investment manager of Lone Star Value Co-Invest, Lone Star Value Investors, and the Separately Managed Account, may be deemed the beneficial owner of the (i) 276,000 Shares owned by Lone Star Value Co-Invest, (ii) 1,766,666 Shares owned by Lone Star Value Investors, and (iii) 99,809 Shares held in the Separately Managed Account.

Percentage: Approximately 2.6%
(b)
1. Sole power to vote or direct vote: 2,142,475
2. Shared power to vote or direct vote: 0
3. Sole power to dispose or direct the disposition: 2,142,475
 4. Shared power to dispose or direct the disposition: 0

(c)
Lone Star Value Management has not entered into any transactions in the Shares on behalf of the Separately Managed Account within the past 60 days. The transactions in the Shares on behalf of Lone Star Value Co-Invest, Lone Star Value Investors, and the Separately Managed Account within the past 60 days are set forth in Schedule B and are incorporated herein by reference.

E. Mr. Eberwein
(a)
Mr. Eberwein, as the manager of Lone Star Value GP and sole member of Lone Star Value Management, may be deemed the beneficial owner of the (i) 276,000 Shares owned by Lone Star Value Co-Invest, (ii) 1,766,666 Shares owned by Lone Star Value Investors, and (iii) 99,809 Shares held in the Separately Managed Account.

Percentage: Approximately 2.6%
(b)
1. Sole power to vote or direct vote: 2,142,475
2. Shared power to vote or direct vote: 0
3. Sole power to dispose or direct the disposition: 2,142,475
4. Shared power to dispose or direct the disposition: 0

(c)
Mr. Eberwein has not entered into any transactions in the Shares within the past 60 days.  The transactions in the Shares on behalf of Lone Star Value Co-Invest, Lone Star Value Investors, and the Separately Managed Account within the past 60 days are set forth in Schedule B and are incorporated herein by reference.

F.	AMERI
(a)	As of the close of business on May 8, 2017, AMERI did not beneficially own any Shares.
Percentage: 0%
(b)	1. Sole power to vote or direct vote: 0 2. Shared power to vote or direct vote: 0 3. Sole power to dispose or direct the disposition: 0 4. Shared power to dispose or direct the disposition: 0

(c)	AMERI has not entered into any transactions in the Shares during the past 60 days.
G.	Ameri & Partners
(a)	As of the close of business on May 8, 2017, Ameri & Partners did not beneficially own any Shares.
Percentage: 0%
(b)	1. Sole power to vote or direct vote: 0 2. Shared power to vote or direct vote: 0 3. Sole power to dispose or direct the disposition: 0 4. Shared power to dispose or direct the disposition: 0

(c)	Ameri & Partners has not entered into any transactions in the Shares during the past 60 days.
H.	Mr. Pearse
(a)	As of the close of business on May 8, 2017, Mr. Pearse beneficially owned 20,000 Shares.
Percentage: Less than 1%
(b)
1. Sole power to vote or direct vote: 20,000
2. Shared power to vote or direct vote: 0
3. Sole power to dispose or direct the disposition: 20,000
 4. Shared power to dispose or direct the disposition: 0

(c)	Mr. Pearse has not entered into any transactions in the Shares during the past 60 days.
I.	Mr. Rai
(a)	As of the close of business on May 8, 2017, Mr. Rai beneficially owned 900 Shares.
Percentage: Less than 1%
(b)	1. Sole power to vote or direct vote: 900 2. Shared power to vote or direct vote: 0 3. Sole power to dispose or direct the disposition: 900 4. Shared power to dispose or direct the disposition: 0

(c)	Mr. Rai has not entered into any transactions in the Shares during the past 60 days.
(d) No person other than the Reporting Person is known to have the right to receive, or the power to direct the receipt of dividends from, or proceeds from the sale of the Shares.
(e) As of May 4, 2017, the Reporting Persons ceased to be the beneficial owners of more than 5% of the Shares of the Issuer.

Each Reporting Person disclaims beneficial ownership of such Shares except to the extent of his or its pecuniary interest therein.
Item 6.	Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.
Item 6 is hereby amended to add the following:
On May 8, 2017, the Reporting Persons terminated that certain Joint Filing and Solicitation Agreement, dated March 9, 2017. A copy of the Termination of Joint Filing and Solicitation Agreement is attached as Exhibit 99.1 hereto and incorporated herein by reference.
Item 7.	Material to be Filed as Exhibits.
Item 7 is hereby amended to add the following exhibits:
99.1	Termination of March 9, 2017 Joint Filing and Solicitation Agreement, dated May 8, 2017

SIGNATURES
After reasonable inquiry and to the best of his knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.
Dated:  May 8, 2017

Lone Star Value Co-Invest I, LP

By:	Lone Star Value Investors GP, LLC General Partner

By:	/s/ Jeffrey E. Eberwein
	Name:	Jeffrey E. Eberwein
	Title:	Manager

Lone Star Value Investors, LP

By:	Lone Star Value Investors GP, LLC General Partner

By:	/s/ Jeffrey E. Eberwein
	Name:	Jeffrey E. Eberwein
	Title:	Manager

Lone Star Value Investors GP, LLC

By:	/s/ Jeffrey E. Eberwein
	Name:	Jeffrey E. Eberwein
	Title:	Manager

Lone Star Value Management, LLC

By:	/s/ Jeffrey E. Eberwein
	Name:	Jeffrey E. Eberwein
	Title:	Sole Member

/s/ Jeffrey E. Eberwein
JEFFREY E. EBERWEIN Individually and as attorney-in-fact for Robert G. Pearse and Dhruwa N. Rai

AMERI Holdings, Inc.

By:	/s/ Giri Devanur
	Name:	Giri Devanur
	Title:	President and Chief Executive Officer

Ameri and Partners Inc.

By:	/s/ Giri Devanur
	Name:	Giri Devanur
	Title:	President and Chief Executive Officer

SCHEDULE B
Transactions in the Securities of the Issuer During the Past Sixty Days
Shares of Common Stock Purchased/(Sold)	Price Per Share ($)	Date of Purchase / Sale

LONE STAR VALUE CO-INVEST I, LP

(293,669)	0.0340	05/04/2017
(125,000)	0.0299	05/05/2017

LONE STAR VALUE INVESTORS, LP

(300,000)	0.0449	04/27/2017
(1,000,000)	0.0325	05/04/2017
(390,909)	0.0304	05/05/2017

LONE STAR VALUE MANAGEMENT, LLC
        (Through the Separately Managed Account)

(100,000)	0.0449	04/27/2017
(100,000)	0.0325	05/04/2017
(39,091)	0.0304	05/05/2017